EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

June 14, 2024

Item 3 News Releases

News releases dated May 14 and June 14, 2024

Item 4 Summary of Material Change

BETR-001

In May 2024, the Company completed its animal GLP cardiopulmonary safety study of BETR-001, a non-hallucinogenic derivative of lysergic acid diethylamide (“LSD”). The study demonstrated that oral BETR-001 at doses over 100-fold the projected starting dose in upcoming human trials did not show any significant cardiopulmonary pharmacological safety issues in animals. Cardiopulmonary safety (also known as telemetry) studies investigate the effect of a drug in animals using surgically implanted transmitters to assess blood pressure, electrocardiography (ECG), lung respiration, body temperature, and general activity level. The BETR-001 cardiopulmonary study found no BETR-001 related effects on ECG intervals, respiratory parameters, core body temperature, or activity levels.

Corporate

In May 2024, the Company issued 1,035,342 common shares and 1,035,342 share purchase warrants pursuant to the conversion of principal and accrued interest on convertible debentures totalling $103,534.20. Share purchase warrants are exercisable into common shares, on a one-for-one basis, at an exercise price of $0.10 per warrant and expires on December 31, 2025.

On June 14, 2024, the Company closed a non-brokered private placement, previously announced on May 3, 2024, pursuant to which it issued 5,300,000 units (“Units”) at a price of $0.10 per Unit for aggregate gross proceeds of $530,000 (the “Offering”). Each Unit is comprised of one common share and one warrant. Each warrant entitles the holder thereof to acquire one common share at an exercise price of $0.13 at any time up to 24 months from the closing of the Offering. The Units sold pursuant to the Offering will be subject to a four month hold period pursuant to applicable Canadian securities laws. Dr. Ahmad Doroudian, Chief Executive Officer of the Company, subscribed for a total of 500,000 Units under the Offering.

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The participation of Dr. Doroudian in the private placement constituted a “related party transaction” as defined under Multilateral Instrument 61-101 (“MI 61-101“). The issuance to the insider was exempt from the formal valuation requirements of MI 61-101 by virtue of the exemption contained in section 5.5(b) as none of the securities of the Company are listed on a specified stock exchange. The transaction is exempt from the minority shareholder approval requirements of MI 61-101 by virtue of exemption contained in section 5.7(a) of MI 61-101. At the time the transaction was agreed to, neither the fair market value of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeded 25% of the Company’s market capitalization. The Company did not file a material change report at least 21 days prior to the expected closing of the Offering as Dr. Doroudian’s participation was not determined at that time.

The Company also announced that it intends to complete a further tranche of non-brokered private placement for aggregate gross proceeds of up to $100,000 to be issued in units, with each unit comprised of one common share and one common share purchase warrant having a term of two years from the closing date

Item 5 Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9 Date of Report

June 14, 2024

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SCHEDULE “A”

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BetterLife Obtains Excellent Animal Cardiopulmonary Safety Data for Oral BETR-001

VANCOUVER, British Columbia, May 14, 2024 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development of BETR-001, a non-hallucinogenic derivative of lysergic acid diethylamide (“LSD”), announced it has completed its animal GLP cardiopulmonary safety study of BETR-001. The study demonstrated that oral BETR-001 at doses over 100-fold the projected starting dose in upcoming human trials did not show any significant cardiopulmonary pharmacological safety issues in animals.

Cardiopulmonary safety (also known as telemetry) studies investigate the effect of a drug in animals using surgically implanted transmitters to assess blood pressure, electrocardiography (ECG), lung respiration, body temperature, and general activity level. The BETR-001 cardiopulmonary study found no BETR-001 related effects on ECG intervals, respiratory parameters, core body temperature, or activity levels.

Dr. Ahmad Doroudian, CEO of BetterLife, commented, “We are very excited about these findings. BETR-001 is a unique non-hallucinogenic derivative of LSD with robust activity in animal depression and anxiety models without the burden of being hallucinogenic. Our previous in vitro neuroreceptor pharmacology studies (Cell Report 2023) had shown that BETR-001 is not an agonist at the 5-HT2B receptor. This is in marked contrast to LSD, psilocybin, and many other serotonergic psychedelics which are known to be agonists at the 5-HT2B receptor. Agonism at the 5-HT2B receptor is a known cause of cardiac toxicity (Pharmacol. Ther. 2011). The clean safety profile of BETR-001 in our completed cardiopulmonary study in animals further supports the claim that BETR-001 demonstrates much better cardiac safety profile compared to LSD, psilocybin and other serotonergic psychedelics with 5-HT2B activity.”

Dr. Doroudian added, “We are currently completing the remaining BETR-001 IND-enabling studies and project to file the BETR-001 IND by end of 2024.”

The Company also announces that it has issued 1,035,342 common shares and 1,035,342 share purchase warrants pursuant to the conversion of principal and accrued interest on convertible debentures totalling $103,534.20. Share purchase warrants are exercisable into common shares, on a one-for-one basis, at an exercise price of $0.10 per warrant and expires on December 31, 2025.

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About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non- controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Announces Closing of a Private Placement

VANCOUVER, British Columbia, June 14, 2024 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, is pleased to announce that it has closed a non-brokered private placement, previously announced on May 3, 2024, pursuant to which the Company issued 5,300,000 units (“Units”) at a price of $0.10 per Unit for aggregate gross proceeds of $530,000 (the “Offering”). Each Unit is comprised of one common share and one warrant. Each warrant entitles the holder thereof to acquire one common share at an exercise price of $0.13 at any time up to 24 months from the closing of the Offering. The Units sold pursuant to the Offering will be subject to a four month hold period pursuant to applicable Canadian securities laws. Dr. Ahmad Doroudian, Chief Executive Officer of the Company, subscribed for a total of 500,000 Units under the Offering.

The participation of Dr. Doroudian in the private placement constituted a “related party transaction” as defined under Multilateral Instrument 61-101 (“MI 61-101“). The issuance to the insider was exempt from the formal valuation requirements of MI 61-101 by virtue of the exemption contained in section 5.5(b) as none of the securities of the Company are listed on a specified stock exchange. The transaction is exempt from the minority shareholder approval requirements of MI 61-101 by virtue of exemption contained in section 5.7(a) of MI 61-101. At the time the transaction was agreed to, neither the fair market value of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeded 25% of the Company’s market capitalization. The Company did not file a material change report at least 21 days prior to the expected closing of the Offering as Dr. Doroudian’s participation was not determined at that time.

The Company intends to complete a further tranche of non-brokered private placement for aggregate gross proceeds of up to $100,000 to be issued in units, with each unit comprised of one common share and one common share purchase warrant having a term of two years from the closing date.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

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BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

BetterLife Pharma Inc. Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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